Exhibit 3.1

[Translated from Hebrew]

THE COMPANIES ORDINANCE

A COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

SHELEG TEXTILE LTD.

1. Name of the Company: Sheleg Textile Ltd.

2. The goals for which the Company was established are:

A.            To engage in various textile businesses.

B.            To manage and to engage in textile business of any kind, including businesses of sewing, knitting, weaving, dyeing, curing, etc.

C.            To acquire, to receive or to hold in any other way, to establish, to manage, to sell, to rent and to deliver factories, sewing factories, mills, workshops and enterprises in the textile sector and any related property whether directly or indirectly related to textile industry.

D.            To buy, sell, rent and lease all textile related products of all sorts.

E.             To manage schools, courses and so forth relating to the textile industry.

F.              To act as agents or representatives and to serve as proxies of every person and entity and for all matters, as shall be determined by the Board of Directors the Company.

G.            To produce textile products of any kind.

H.           To manage stores and commercial establishments for various textile products.

I.                To take any action aimed at the sales promotion including, inter alia, commercial promotions, advertisement, fashion shows, public events etc.

J.                To buy, to receive in any way, all kinds of copyrights, usage rights or utilization rights, patents, rights regarding patents, invention rights and licenses (hereinafter: the “Copyrights”) the Company believes may bring her benefit, to protect, extend or renew, in or out of Israel, such Copyrights, to use, work by, take advantage of, execute all agreements and actions in relation to the use or exploitation or production of any of the Copyrights and to grant licenses and rights regarding same.

K.            To buy, sell, import, export, prepare, market and trade in raw materials and textile products, and to conduct businesses as traders, importers and exporters of textile products and any other product as determined by the Board of Directors of the Company.

L.             To purchase by a signature, buy, exchange or otherwise, shares, stocks, debt securities, bonds, bearer notes, obligations, guarantees and securities, issued or made by any company, corporation, government, governmental or public body, whether central, municipal or local, whether in Israel or abroad, to hold, manage, pawn, pledge, sell, transfer, trade, and to engage in all kind of , shares, stock, debts securities, bonds stocks, bearer notes, obligations, guarantees and other such securities, to propose public offerings, to help in their sales and guarantee for capital dividends and interest on them.

M.         To buy, sell, lease, rent or purchase in any way, to hold assets or benefits, all kinds of lands, buildings, rights, discounts, priority rights, concessions, licenses, machinery, goods, work tools and all kinds of real estate or chattel property necessary or appropriate for the Company for the purposes of its business, or in connection with its business, or in connection with the business of any of its branches or departments.

N.            To invest in the industry, housing and construction projects, agriculture, development projects, transportation, shipping, aviation, banking, loans and mortgages businesses, trade and any other investments that are, either by acquisition or in return to a guarantee of shares, stock, bonds, stock bonds, securities, obligations, guarantees, mortgages, charges and liens of any kind.

O.            To borrow funds for the Company or in connection therewith, and to charge by fixed charge or floating charges, any of the Company’s business and all its assets and properties of any kind or nature, including unpaid funds and reputation.

P.              To perform any of the activities or operations specified in the Second Addendum to the Companies Ordinance.

Q.            To perform all those activities connected or associated with goals included in this Memorandum of Association, expressly or impliedly, or that may assist, facilitate or add in any way to achieve aforesaid goals, in whole or in part.

R.            Notwithstanding, and in addition to the aforesaid, to take all the steps listed above in order to achieve any goal determined by the managers, from time to time.

S.              In addition, it was agreed and stipulated that, unless explicitly written otherwise in this Memorandum of Association, each of the goals and approved activities listed in each of the aforesaid sections of this section, including taking into consideration Section Q of this section- and in each of the provisions of the Second Addendum to the Companies Ordinance, are material objectives, independent of each other, and shall not be restricted or reduced in any manner by way of interpretation of any of this section’s sub sections above, or any other provision of the Second Addendum to the Companies Ordinance, or pursuant to the Company’s name or by relying on it.

T.             In addition to the above, the Company is entitled to engage in any lawful business (in effect as of November 20, 2003).

3. The liability of the members is limited by shares.

4. The share capital of the Company is NIS 15,000,000 divided into 15,000,000 shares- NIS 1.0 par value each.

The Company shall be entitled to increase its share capital, and by doing so, to issue other shares, ordinary or preferred or having other special rights, at any conditions it deems necessary, furthermore the Company will be entitled to distribute the registered shares to shares with special rights.

Rights involved from time to time in the shares or in other types of shares, whether among the original share capital or the increased capital, could be changed or dealt with in accordance with the Company’s Articles of Association.

5. The majority required for amending the provisions of this Memorandum of Association, which the general meeting is authorized to amend, is a simple majority of votes of shareholders.

We, the persons and entities whose names and addresses are listed below, desire to incorporate as a company pursuance to this Memorandum of Association, and agree to take the number of Company shares set opposite to our names listed below.

Signatories Names	Addresses and Descriptions	Number and Type of Shares Taken by each Signatory	Signatures
Srigey Levanon Ltd. No. 510519473	Industrial Zone, Petah Tikva Industrial Factory	3338 Ordinary Shares 1 Management Shares

Shlomo Weinbaum I.D	Industrialist	1 Ordinary Shares

Date: 10/24/81	Witness to signatures: